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Writer’s Direct Contact
+1 (650) 813-5640

December 28, 2017
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christine Torney / Jim Rosenberg – Legal
Chris Edwards/ Erin Jaskot – Accounting

Re:	Menlo Therapeutics Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on
December 5, 2017
CIK No. 0001566044

Ladies and Gentlemen:
On behalf of our client, Menlo Therapeutics Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 14, 2017 (the “December 14 Letter”) in connection with the Company’s prior correspondence with the Staff dated December 5, 2017 (the “December 5 Letter”). The Company is also submitting to the Commission, via EDGAR, the Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement reflects revisions to the Amendment No. 1 to the Draft Registration Statement made in response to the December 14 Letter from the Staff to Steven L. Basta of the Company, as well as certain other updated information. The Company confirms that as of the date of this letter, it continues to be an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. For reference purposes, the comments contained in the Staff’s letter dated December 14, 2017 are reproduced below in bold type and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

Securities and Exchange Commission
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Amendment No. 1 to Draft Registration Statement on Form S-1

Management Discussion and Analysis of Financial Condition and Results of Operations Operating Expenses
Components of Operating Results
Research and Development Expenses, page 59

1.
We acknowledge your response to comment 6. Please revise your disclosures consistent with your response that all of your research and development expenses relate to serlopitant and that the Company does not regularly allocate the stated expenses by the indications studied. Also provide disclosures consistent with your response related to the third party expenses that can be more easily identified as being associated with a specific indication, and why the Company does not separately track the amounts. In addition, as previously requested for each annual and interim period presented, provide us schedules showing the dollar amount of your research and development expenses related to certain payroll and personnel expenses, stock-based compensation, consulting costs, contract manufacturing and fees paid to CROs, and costs incurred in connection with the Collaboration Agreement.

Response to Comment 1:
In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Registration Statement to state that the Company does not “allocate our costs by each indication for which we are developing serlopitant, as a significant amount of our development activities broadly support all indications. In addition, several of our departments support our serlopitant drug candidate development program and we do not identify internal costs for each potential indication.” In addition, we respectfully note that the disclosure on page 60 states that “Substantially all of our research and development expenses consist of expenses incurred in connection with the development of serlopitant.”
The Company is supplementally providing as enclosures to a letter to the Staff dated December 28, 2017 (the “Supplemental Letter”), schedules showing the dollar amount of components of the Company’s research and development expenses. The Company does not believe that disclosure of these details would provide benefit to potential investors. Many of these categorizations are based on operational decisions regarding whether to hire personnel or alternatively outsource certain activities. The Company reevaluates these decisions from time to time in light of internal staffing and the availability of third party resources. These amounts will vary over time based on these and other operational decisions, and the Company does not believe that highlighting these categories will provide meaningful information to potential investors.

Securities and Exchange Commission
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Notes to Financial Statements
Significant Accounting Policies
Revenue Recognition, page F-10

2.	We acknowledge your response to prior comment 13. Please revise your disclosures, consistent with your response to:

•
Indicate that the Company performed an evaluation under ASC 605-25 that resulted in the determination that the other deliverables identified did not have stand-alone value apart from the Development and Commercialization License deliverable and therefore are being accounted for as one unit of accounting;

Response to Bullet 1 of Comment 2:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-11 and F-36 to discuss its evaluation under ASC 605-25 and its determination that the other deliverables identified in the arrangement with JT Torii to be provided by the Company do not have stand-alone value apart from the license under the Collaboration Agreement.

•
Discuss how the upfront fee is being allocated to the single unit of accounting, how it is being recognized as revenue including the period and method and your basis for the period used as well as the term of the collaboration agreement;

Response to Bullet 2 of Comment 2:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-11 and F-36.

•	Provide a description and the amount for each milestone and whether it is substantive or non-substantive. Refer to ASC 605-28-50-2.

Response to Bullet 3 of Comment 2:
In response to the Staff’s comment, the Company has revised its disclosure on pages F-11 and F-37 to disclose, among other things, that (i) the Company is entitled to receive aggregate payments of up to $28.0 million upon the achievement of specified development and regulatory milestones and $15.0 million upon the achievement of a commercial milestone and (ii) certain of the milestones related to preparation of an IND for submission to regulatory authorities in the territory are considered substantive and the remainder are considered non-substantive.
The Company respectfully advises the Staff that in filing the Collaboration Agreement with the Staff, the Company has requested confidential treatment for further details associated with these development and regulatory milestone payments and commercial milestone payments. Disclosure of a description and the amount for each milestone in advance of achievement thereof

Securities and Exchange Commission
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would, among other things, harm the Company and its stockholders by compromising its ability to structure future arrangements with other collaborators and would provide trade secret and confidential financial information to competitors.
In addition, the Company does not believe that disclosure of these additional details would provide material benefit to potential investors. Each of the discrete milestone payments that are associated with the Collaboration Agreement is contingent on the occurrence of specified events. Whether and when these events may occur is subject to numerous risks and uncertainties associated with developing pharmaceutical products, including significant and changing government regulation, the uncertainties of future clinical study results, the uncertainties with the Company’s collaborators’ commitment to the programs, the uncertainties associated with process development and manufacturing, as well as uncertainties related to sales and marketing achievements. Any estimate of the probability of the occurrence of these events or the time frame for their achievement would be highly speculative and prone to significant error. Furthermore, the milestone payment amounts are non-refundable, relate to past performance, are structured to be commensurate with the value delivered to the collaborator and are considered reasonable in relation to the total arrangement consideration and deliverables.
During a period in which the Company records milestone revenue, the Company will disclose the amount of the milestone as well as the nature of that milestone. In addition, should these milestones occur, the Company expects that certain of these milestones will be considered substantive under the definition provided in ASC 605-28-20 when the achievement of the milestone is dependent upon the Company’s efforts.

3.
With regards to the services agreement entered into on September 1, 2017 to provide "research and development and related materials" to JT Torii, please revise disclosures to explain the significant terms of the agreement including, but not limited to:

•	How you evaluated the terms and accounted for the agreement;

•	If you consider the agreement a separate agreement or a modification of the collaboration agreement, and the reasons therefore;

•	If there is consideration involved for the agreement;

•	The Company's specific obligations under the agreement; and

•	The term of the agreement.

Response to Comment 3:
In response to the Staff’s comment, the Company has revised its disclosure on pages 60 and F-37.

4.
We acknowledge your response to comment 13 regarding the non-commercial supply obligation under the agreement. Please provide us further analysis supporting your conclusion that sale of this product at your cost does not represent a significant and incremental discount.

Securities and Exchange Commission
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Response to Comment 4:
In response to the Staff’s comment, the Company submits that under the non-commercial supply agreement, the Company is reimbursed by JT Torii at the same rate as it is charged by its third party manufacturer, and there is no discount provided to JT Torii. The sale of non-commercial supplies of serlopitant at cost by the Company does not represent a significant and incremental discount to the market price of serlopitant because serlopitant will not be available for sale on the commercial market until it is approved by the FDA for such distribution and sale. Accordingly, the drug is now primarily available only for non-commercial use, and the present market price for non-commercial supplies of serlopitant is the price at which such supplies can be obtained from manufacturers.
***

We hope that the foregoing has been responsive to the Staff’s comments and will provide you with marked copies of the Registration Statement to expedite your review. If you have any questions about this letter or require any further information, please call Stephen B. Thau at (650) 813-5640.

Very truly yours,

/s/ Stephen B. Thau

Stephen B. Thau

cc:	Steven L. Basta, Menlo Therapeutics Inc.
Alfredo B. D. Silva, Morrison & Foerster LLP
Shannon E. Sibold, Morrison & Foerster LLP
Mark V. Roeder, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP